UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74737 / April 16, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16492

In the Matter of **OCZ TECHNOLOGY GROUP, INC. (n/k/a ZCO Liquidating Corp.),** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against OCZ Technology Group, Inc. (n/k/a ZCO Liquidating Corp.) ("OCZ" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that

A. OCZ (CIK 0001355128) is a Delaware corporation based in San Jose, California, which, prior to its bankruptcy filing, was primarily engaged in the business of selling computer memory and power supply products. The common stock of OCZ has been registered under Section 12(g) of the Exchange Act since November 29, 2009. As of April 2010, OCZ's common stock was registered with the Commission pursuant to Section 12(b) of the Exchange Act and listed on the NASDAQ Global Market. OCZ's stock was delisted from NASDAQ as of March 6, 2014, causing OCZ's Section 12(b) registration to be terminated and its Section 12(g) registration to be revived. OCZ's shares are not currently quoted on any market. OCZ filed a Chapter 11 bankruptcy proceeding on December 2, 2013 and its plan of liquidation was confirmed by the U.S. Bankruptcy Court for the District of Delaware on July 30, 2014.

B. OCZ has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since October 7, 2013 or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending August 31, 2013.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Brent J. Fields
Secretary